Exhibit 99.1

OPC ENERGY LTD.

Part B

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2018

OPC ENERGY LTD.
Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2018
The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”) for the year ended December 31, 2018, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

The review presented herein is concise in scope and addresses events and changes taking place in the Company’s matters in the period covered by the report, the impact of which is significant.

It is noted that, as at December 31, 2018, there are no warning signs, as defined in Regulation 10(B)(14) of the Reporting Regulations, that require the Company to publish a report of projected cash flows.

Presented together with this report are the consolidated interim financial statements for the year ended December 31, 2018 (hereinafter – “the Financial Statements”). In certain cases, details are provided regarding events that took place after the date of the Financial Statements and shortly before the publication date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). In addition, this report is submitted as part of the Company’s Periodic Report for 2018 and on the assumption that the reader also has the other parts of the Periodic Report.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the publication date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company’s controlling shareholder for the purposes of the Securities Law is Kenon Holdings Inc. (hereinafter – “Kenon”), a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

The Company is engaged, by itself and through several subsidiaries, in the generation and supply of electricity, including, initiation, development, construction and operation of power plants, and generation and supply of electricity to private customers and Israel Electric Company (hereinafter – “IEC”).

Brief description of the Group, its business environment and its areas of activity

As at the date of the report, the Company operates in a single reportable segment – generation and supply of electricity. In the framework of this area of activities, the Company is engaged in initiation, development, construction and operation of power plants and facilities for generation of electricity, and supply thereof to consumers. As at the date of the report the Company’s electricity generation and supply activities concentrate on generation of electricity using conventional and cogeneration technologies. In 2018 the Company completed the Zomet transaction, which is endeavoring to construct an open‑cycle power station using conventional technology (a “Peaker” plant). In addition, in 2018 the Company was active in initiation of projects using photovoltaic technology. As at the date of the report the Company owns two power plants: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (“Rotem”) (at the rate of 80%) and an additional shareholder (at the rate of 20%), which utilizes conventional generation technology and has an installed capacity of about 466 megawatts, as is shown in Rotem’s generation license; and the Hadera Power Plant, which is wholly owned by OPC Hadera Ltd. (“Hadera”), which is currently under construction and is planned to operate using cogeneration technology, with an installed capacity of about 148.5 megawatts, as is shown in Hadera’s conditional license.

Hadera also owns the Energy Center, which has an installed capacity of about 17.9 megawatts and which up to the date of the commercial operation date of the Hadera Power Plant supplies all of the steam consumption and part of the electricity consumption of Hadera Paper Mills Ltd. (hereinafter – “Hadera Paper”) (the balance of the electricity needs of Hadera Paper is supplied by Rotem). As at December 31, 2018, the investments in the Hadera Power Plant and its infrastructures amounted to about NIS 822 million (the cost of the investments after depreciation amounted to about NIS 803 million). In the Company’s estimation, the date of commercial operation of the Hadera Power Plant is expected to be in the third quarter of 2019 – this being taking into account delays that occurred in completion of the construction and the actions required to complete construction of the power plant and to start its commercial operation. The delay in the commercial operation of Hadera includes costs that are not significant at this stage, such as, compensation to customers. The Company has an insurance policy covering lost profits, however there is no certainty that the Company will be compensated for the full amount of the costs and damages that may be caused, where some of them are covered by insurance.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

In addition, in April 2017, the Company signed a set of agreements for acquisition of 95% of the issued and paid‑up share capital of Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power station running on natural gas using cogeneration technology in an open cycle having a capacity of about 396 megawatts located proximate to the Plugot intersection (“the Zomet Project”).

It is further noted that subsequent to the date of the report, on January 3, 2019, the Company signed an agreement with the private shareholders of Zomet, for which 5% of the shares are held (“the Sellers”)1, whereby the Sellers will sell their shares in Zomet to the Company, in increments, on a number of dates and subject to fulfillment of milestones provided in the sale agreement. It is emphasized that as at the publication date of this report, the Zoment project is subject to various preconditions that up to now have not yet been fulfilled, including receipt of a generation license from the Electricity Authority and assurance of the ability to output electricity from the project site, as well as maintaining (reserving) a place in the network at the time required for execution of the project. Furthermore, completion of the Zomet project is subject to completion of a financial closing at the time required, among other things, under Arrangement 914, as stated in Section 8.17.1 to Part A (Description of the Company’s Business), which as at the date of this report is January 1, 2020.

Subsequent to the date of the report, in January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (“the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement, however this being only after compliance with the conditions provided in the Business Concentration Outline. The Company was informed that as at the submission date of the report, an agreement was signed for transfer of Reshet’s shares to a transferee that was approved by the Business Concentration Committee as provided in the Business Concentration Outline. Based on the information received, completion of the transfer requires approval of the Second Authority for Radio and Television, which as at the submission date of the report had not yet been received. It is noted that the conditions provided in the Business Concentration Outline are not under the Company’s control and there is no certainty they will be completed.

The Company is continuing to take action in order to fulfill the conditions and to execute additional activities, for purposes of advancing the Zomet project toward a financial closing, however there is no certainty the Zomet project will be completed, and that stated is contingent on, among other things, factors not under the Company’s control. For additional details – see Section 2.3.1 to Part A (Description of the Company’s Business), and Note 24A.6 to the consolidated financial statements.

In addition, as part of a Government resolution dated April 2, 2017, the Company was authorized to advance through the National Infrastructures Committee, plans for construction of a power plant running on natural gas. For additional details – see Section 8.2.6 to Part A (Description of the Company’s Business). For details regarding the reform in the electricity sector and the outline for selling the generation sites of Israel Electric Company (IEC) – see Sections 7.8.3 and 7.8.4 to Part A (Description of the Company’s Business).

In 2018, the Group operated in the area of initiation of projects for generation of electricity using photovoltaic technology through OPC Solar. On March 21, 2019, a binding memorandum of understanding was signed for sale of the holdings of OPC Solar in Greenday. For details – see Section 2.3.2 of Part A (Description of the Company’s Business).

[1]	The shares of the Sellers in Zomet are held for them by a trustee.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2018 (in thousands of NIS)

Category	12/31/2018	12/31/2017	Analysis

Current Assets

Cash and cash equivalents	329,950	508,181
Most of the decrease stems from current debt payments, in the amount of about NIS 215 million, a deposit in short‑term deposits, in the amount of about NIS 100 million, additional investments, net, in construction of the Hadera Power Plant, in the amount of about NIS 69 million, investments in property, plant and equipment in Rotem, in the amount of about NIS 58 million, distribution of a dividend to the holders of non‑controlling interests, in the amount of about NIS 29 million, acquisition of Zomet and additional investments in the Zomet project, in the amount of about NIS 23 million.

This decrease was partly offset by an increase in the cash balances deriving from the Company’s current operating activities, in the amount of about NIS 311 million, and net withdrawals from restricted cash, in the amount of about NIS 3 million.

For further information – see the Company’s consolidated statement of cash flows as at December 31, 2018, included in the Financial Statements.

Short-term deposits and restricted cash	186,954	752
Most of the increase derives from a deposit in short‑term deposits, in the amount of about NIS 100 million, reclassification of the deposit in respect of the Tamar arbitration, in the amount of about NIS 82 million, to short-term, and a deposit of about NIS 4 million as security for execution of foreign‑currency transactions.

Trade receivables	132,273	152,751	Most of the increase stems from a collection subsequent to the date of the report, and accountings relating to prior periods, in the amount of about NIS 21 million.

Receivables and debit balances, including derivative financial instruments	41,243	44,309
Most of the decrease stems from a decline in the balance of Value Added Tax (VAT), in the amount of about NIS 4 million, a decline in derivative financial instruments due to forward transactions that were closed during the period, in the amount of about NIS 2 million, and a decline in prepaid expenses, in the amount of about NIS 1 million.

The decrease was partly offset by an increase in the balances receivable from Israel Electric Company, in the amount of about NIS 4 million, stemming mainly from a reimbursement receivable in respect of diesel oil costs incurred in Rotem when making the test runs during  the planned maintenance performed.

Total current assets	690,420	705,993

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2018 (in thousands of NIS) (Cont.)

Category	12/31/2018	12/31/2017	Analysis

Non-Current Assets

Long-term deposits and restricted cash	181,739	264,564
Most of the decrease stems from reclassification of the deposit in respect of the Tamar arbitration, in the amount of about NIS 82 million, to short‑term, a decrease in the pledged deposits securing bank guarantees of the Company, in the amount of about NIS 36 million, and a decrease in the debt service reserve in accordance with Rotem’s financing agreement, in the amount of about NIS 20 million.

This decrease was partly offset by additional deposits, in the amount of about NIS 28 million, in the debt service fund for the debentures (Series A), additional deposits in respect of an owners’ guarantee reserve in Rotem, in the amount of about NIS 19 million, an increase of the restricted cash in Rotem, in the amount of about NIS 6 million, mainly as a result of changes in the exchange rate of the dollar, and additional deposits relating to guarantees of Hadera, in the amount of about NIS 1 million.

Long-term loans and prepaid expenses	88,351	88,424
Most of the decrease stems from the fact that the balance as at December 31, 2017 included an intercompany amount in connection with Zomet that was offset due to the initial consolidation of Zomet in March 2018, in the amount of NIS 3 million. In addition, the balance as at December 31, 2018, is after current amortization of deferred expenses in Rotem, in the amount of NIS 4 million, and allocation of deferred expenses to the balance of the Hadera loan, in the amount of NIS 5 million.

On the other hand, there was an increase due to construction of infrastructures in Hadera in the amount of NIS 11 million, which are classified as long‑term prepaid expenses.

Deferred tax assets, net	2,369	751	The increase stems from different depreciation rates in Hadera due to differences in the tax basis and the carrying value in the books.

Property, plant and equipment	2,422,960	2,196,337
Most of the increase stems from an investment in the construction of the Hadera Power Plant, in the amount of NIS 202 million, additional investments in Rotem, in the amount of NIS 79 million, the first‑time consolidation of and additional investments in Zomet, in the amount of about NIS 43 million, and an additional increase, in the amount of about NIS 6 million, stemming from additions to leasehold improvements due to a move to new offices.

The increase was partly offset by depreciation on the property, plant and equipment in Rotem and Hadera (the energy center), in the aggregate amount of about NIS 104 million.

Intangible assets	4,894	5,689

Total non-current assets	2,700,313	2,555,765

Total assets	3,390,733	3,261,758

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2018 (in thousands of NIS) (Cont.)

Category	12/31/2018	12/31/2017	Analysis

Current Liabilities

Current maturities of loans from banks and others	86,576	104,978
Most of the decrease stems from repayment of the senior debt in Rotem, in the amount of about NIS 84 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 22 million. This decrease was offset mainly by update of the current maturities of Rotem in accordance with the repayment schedule, in the amount of about NIS 67 million, and update of the current maturities of the debentures (Series A), in the amount of about NIS 11 million, also in accordance with the repayment schedule. In addition, there was an increase in current maturities in Hadera, in the amount of about NIS 8 million.

Trade payables	177,268	202,705
Most of the decrease derives from a decrease in the balance of a supplier in respect of acquisitions of gas, in the amount of about NIS 46 million, since the payment date falls after the date of the report, a decrease in the balance of the construction contractor in Hadera, in the amount of about NIS 9 million, and a decrease in the balance to Israel Electric Company, in the amount of about NIS 6 million.

This decrease was partly offset by an increase in the balance of the Rotem maintenance contractor, in the amount of about NIS 38 million.

Payables and other credit balances, including derivative financial instruments	24,049	35,343
Most of the decrease derives from a decline in the interest payable, in the amount of about NIS 9 million, a decrease in the balances payable to Value Added Tax, in the amount of about NIS 3 million, and a decline in the fair value of the derivative financial instruments, in the amount of about NIS 2 million.

The decrease was partly offset by an increase in the liabilities to employees in respect of salaries, in the amount of about NIS 2 million, and accrued expenses, in the amount of about NIS 1 million.

Current taxes payable	3,669	1,640	Most of the increase is attributable to the taxable income in the period of the report of the Hadera Energy Center.

Total current liabilities	291,562	344,666

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Consolidated Financial Position of the Company as at December 31, 2018 (in thousands of NIS) (Cont.)

Category	12/31/2018	12/31/2017	Analysis

Non-Current Liabilities

Long-term loans from banks and financial institutions	1,828,121	1,744,739
Most of the increase stems from granting loans as part of the senior debt of Hadera, in the amount of about NIS 122 million, interest and CPI linkage differences in respect of the balances of the senior debt of Hadera that were accrued to the principal, in the amount of about NIS 22 million, and linkage of the senior debt of Rotem, in the amount of about NIS 16 million.

On the other hand, there was an update of the current maturities of Rotem and Hadera, in the amounts of about NIS 67 million and NIS 8 million, respectively.

Debentures	282,883	293,954	The decrease stems from update of the current maturities of the debentures (Series A), in the amount of about NIS 11 million.

Capital notes to related parties	1,166	1,803

Employee benefits	177	280

Deferred taxes, net	228,540	191,777	Most of the increase stems from update of the deferred taxes as a result of the income for the period.

Total non-current liabilities	2,340,887	2,232,553

Total liabilities	2,632,449	2,577,219

3.	Results of operations for the year and the three months ended December 31, 2018 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

 OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2018 (in thousands of NIS) (Cont.)

	For the Year Ended
Category	12/31/2018	12/31/2017	Analysis

Sales	1,306,471	1,315,679	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	929,401	958,968	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	107,208	112,210	The higher depreciation expenses in 2017 stems mainly from advancing the planned maintenance in 2017 (for additional details – see Note 25D.3 to the consolidated financial statements).

Gross profit	269,862	244,501

Administrative and general expenses	51,186	39,576
Most of the increase derives from increases in the expenses for professional services and legal fees, in the amount of about NIS 3 million, an increase in business development costs, in the amount of about NIS 3 million, an increase in the salaries and wages, in the amount of about NIS 2 million, and an increase in office maintenance costs, in the amount of about NIS 2 million.

Other income, net	6,235	1,252
Most of the increase derives from sale of the gas in Rotem in 2018, in the amount of about NIS 3 million (stemming mainly from a higher number of planned maintenance days in 2018 for the Rotem Power Plant), and income deriving from an update of Hadera’s estimates in connection with the derivative with respect to sale of the gas, in the amount of about NIS 2 million.

Operating income	224,911	206,177

Financing expenses, net	90,591	117,823
Most of the decrease in the net financing expenses stems from an early repayment fee in respect of repayment of the interim loan, in the amount of about NIS 23 million in 2017, the impact of changes in the exchange rate of the dollar, in the amount of about NIS 13 million, a decline in the interest payments, in the amount of about NIS 4 million, as a result of repayments of Rotem’s senior debt and interest in connection with capital notes repaid during 2017, in the amount of about NIS 2 million. The decrease was partly offset by the impact of changes in the CPI, in the amount of about NIS 12 million, in respect of Rotem’s senior debt and interest payments in respect of the debentures (Series A), in the amount of about NIS 5 million.

Income before taxes on income	134,320	88,354

Taxes on income	36,803	31,848	Most of the increase derives from the higher income in 2018, which was partly offset by the impact of the reduction of 1% in the Companies Tax rate in 2018 compared with 2017.

Income for the year	97,517	56,506

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2018 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	*12/31/2018	12/31/2017	Analysis

Sales	313,794	319,644	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	260,066	232,839	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	25,470	26,443
The lower depreciation expenses in the fourth quarter of 2018 stems mainly from a change in the estimate of the end of the amortization of part of the Company’s assets, which was advanced to the third quarter of 2018.

Gross profit	28,258	60,362

Administrative and general expenses	13,922	12,230	Most of the increase derives from the increase in the costs of salaries, in the amount of about NIS 1 million.

Other income, net	3,191	1,259	Most of the increase in the other income stems from sale of gas in Rotem in the fourth quarter of 2018, mostly due to planned maintenance for the Rotem Power Plant.

Operating income	17,527	49,391

Financing expenses, net	17,489	23,470
Most of the decrease in the net financing expenses stems from the impacts of the changes in the exchange rate of the dollar, in the amount of about NIS 4 million. In addition, there was a decrease in the interest payments, in the amount of about NIS 1 million, as a result of the current repayments of Rotem’s senior debt.

Income before taxes on income	38	25,921

Taxes on income	662	8,194
Most of the decrease derives from the lower income in the fourth quarter of 2018 compared with the corresponding quarter last year. In addition, the Companies Tax rate in 2018 is 1% lower than the tax rate in 2017.

Income (loss) for the period	(624)	17,727

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income, depreciation, capital expenditures and other accompanying expenses.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	*2018	2017

Sales	1,306,471	1,315,679	313,794	319,644
Cost of sales (less depreciation and amortization)	929,401	958,968	260,066	232,839
Administrative and general expenses (less
depreciation and amortization)	50,125	39,252	13,643	12,106
Other income	6,235	1,252	3,191	1,259
EBITDA	333,180	318,711	43,276	75,958

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Rotem power plant and the Hadera energy center (in millions KW hours):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	2018	2017

Sales to private customers	3,849	3,888	934	981
Sales to the System Administrator	116	100	46	27
Total sales	3,965	3,988	980	1,008

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	2018	2017

Generation of electricity*	3,383	3,655	575	962
Purchase of electricity from the System Administrator	582	333	405	45
Total generation of electricity and purchases
of electricity from the System Administrator	3,965	3,988	980	1,008

	For the Year Ended December 31
	2018		2017
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem*	87%	3,299	94%	3,576
Hadera	94%	84	89%	79

	For the Three Months Ended December 31
	2018		2017
	Electricity	Net	Electricity	Net
	availability	generation	availability	generation
	(%)	(KW hours)	(%)	(KW hours)

Rotem*	56%	553	97%	944
Hadera	89%	22	80%	18

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy (Cont.)

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	2018	2017

Generation of steam	759	726	204	181

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	2018	2017

Revenues from sale of energy generated for
private customers (1)	809,215	839,122	137,212	212,078
Revenues from sale of energy purchased for
private customers (2)	140,927	72,348	93,929	10,039
Revenues from private customers in respect of
infrastructures services (3)	284,876	337,525	62,000	78,999
Revenues from sale of energy to the System
Administrator (4)	13,566	11,096	5,471	2,485
Revenues from sale of steam (5)	57,887	55,588	15,182	16,043
Total revenues	1,306,471	1,315,679	313,794	319,644

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with some discount. The weighted‑average generation component tariff for 2018, as published by the Electricity Authority, is NIS 0.2816 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2017, the weighted‑average of the generation component tariff was NIS 0.264 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index.

From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

For the years ended December 31, 2018 and 2017:

(1)
During the year of the report, there was a decrease of about NIS 30 million in the revenues from sale of energy generated for private customers, deriving mainly from: (a) lower availability in 2018 as a result of a higher number of planned maintenance days than in 2017 at the Rotem Power Plant, in the amount of about NIS 63 million; (b) the results in 2017 included non‑recurring income from a settlement relating to prior periods with private customers, in the amount of about NIS 7 million; and (c) a decrease in the scope of the consumption by the customers, in 2018 compared with 2017, in the amount of about NIS 3 million. On the other hand, there was an increase in the generation component tariff, in the amount of about NIS 44 million.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the years ended December 31, 2018 and 2017: (Cont.)

(2)
Most of the increase in the total revenues from sale of energy purchased from IEC for private customers, in the amount of about NIS 68 million, stems from lower availability in 2018, as a result of a higher number of planned maintenance days in 2017 than in 2018 at the Rotem Power Plant, in the amount of about NIS 63 million. In addition, there was an increase in the generation component tariff, in the amount of about NIS 5 million.

(3)
Most of the decrease in the revenues from private customers for infrastructure services, in the amount of about NIS 52 million, stems from (a) a decline in the infrastructure tariffs in 2018, in the amount of about NIS 38 million; (b) a decrease in the consumption of the private customers and a change in the customer mix (voltage level) in respect of infrastructure services, in the amount of about NIS 6 million; and (c) the revenues from private customers from a settlement relating to prior periods in 2017 were higher by the amount of about NIS 8 million.

(4)	Increase in the total sales of energy to the System Administrator in 2018 compared with 2017, in the amount of about NIS 2 million.

(5)	An increase in the revenues from sale of steam, in the amount of about NIS 2 million, stemming mainly from higher consumption in 2018.

For the three‑month periods ended December 31, 2018 and 2017:

(1)
In the fourth quarter of 2018, there was a decrease of about NIS 75 million in the revenues from sale of energy generated for private customers, deriving mainly from: (a) lower availability in 2018 due to a higher number of planned maintenance days than in 2017 at the Rotem Power Plant, in the amount of about NIS 79 million; and (b) a decrease in the scope of consumption of the private customers, mainly during the maintenance months in 2018 compared with 2017, in the amount of about NIS 4 million. On the other hand, there was an increase in the generation component tariff, in the amount of about NIS 9 million.

(2)
Most of the increase in the total revenues from sale of energy purchased from IEC for private customers, in the amount of about NIS 84 million, stems from lower availability in 2018, as a result of a higher number of planned maintenance days than in 2017 at the Rotem Power Plant, in the amount of about NIS 79 million. In addition, there was an increase in the generation component tariff, in the amount of about NIS 5 million.

(3)
Most of the decrease in the revenues from private customers for infrastructure services, in the amount of about NIS 17 million, stems from: (a) a decline in the infrastructure tariffs in 2018, in the amount of about NIS 9 million; (b) a decrease in the scope of the consumption of the private customers and a change in the customer mix (voltage level) in respect of infrastructure services, in the amount of about NIS 4 million; and (c) a decrease in the revenues from private customers in respect of a settlement relating to prior periods, in the amount of about NIS 4 million.

(4)	Increase in the total sales of energy to the System Administrator in 2018 compared with 2017, in the amount of about NIS 3 million.

(5)
A decrease in the revenues from sale of steam, in the amount of about NIS 2 million, stemming from an annual update of the estimate of the price of the steam. On the other hand, there was an increase in the total sales, in the amount of about NIS 1 million, due to higher consumption.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	2018	2017

Gas and diesel oil (1)	423,978	468,407	79,986	122,115
Expenses to IEC for infrastructure services and
purchase of electricity (2)	424,612	410,659	155,929	89,824
Gas transmission costs	27,194	26,400	6,651	6,667
Operating expenses	53,617	53,502	17,500	14,233
Total cost of sales (less depreciation and
amortization)	929,401	958,968	260,066	232,839

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2018	2017	2018	2017

Gas consumption (MMBTU)	24,869,878	26,310,699	4,405,099	6,941,697
Average gas price (in dollars)	4.70	4.70	4.70	4.70

For the year ended December 31, 2018 and 2017:

(1)
Most of the decrease in the gas and diesel oil costs, in the amount of about NIS 44 million, is a result of: (a) lower generation mainly due to lower availability (mainly owing to a higher number of planned maintenance days in 2018 at Rotem Power Plant), in the amount of about NIS 21 million: (b) a reimbursement from Israel Electric Company for costs of diesel oil in prior years, in the amount of about NIS 8 million; (c) a decrease in the consumption of diesel oil in 2018 compared with the corresponding period last year, in the amount of about NIS 12 million, stemming mainly from increased generation of diesel oil at Rotem Power Plant in September 2017 due to a technical failure found as part of the maintenance of the gas production raft in the Tamar reservoir; and (d) an upward revaluation of the exchange rate of the shekel against the dollar, in the amount of about NIS 3 million.

(2)
During the year of the report, there was an increase of about NIS 14, million in the expenses to IEC in respect of infrastructure services and purchase of electricity, deriving mainly from lower generation stemming mainly from lower availability (mainly due to a higher number of planned maintenance days in 2018 at Rotem Power Plant), in the amount of about NIS 63 million. On the other hand, there was a decrease in the tariffs for infrastructure services in 2018 (net of an increase in the generation component for the energy purchased) which contributed to a decrease in the amount of about NIS 33 million, expenses for infrastructure services following a settlement relating to prior periods made by the Company with its private customers in 2017, in the amount of about NIS 8 million, a decrease in the scope of consumption by the customers and a change in the mix of the customers (voltage level) in respect of infrastructure services, in the amount of about NIS 6 million.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the three‑month periods ended December 31, 2018 and 2017:

(1)
Most of the decrease in the gas costs, in the amount of about NIS 42 million, stems from: (a) lower generation mainly as a result of lower availability (mainly due to a higher number of planned maintenance days in 2018 at Rotem Power Plant), in the amount of about NIS 42 million; and (b) a decrease in consumption of diesel oil in the final quarter of 2018 compared with the corresponding quarter last year, in the amount of about NIS 3 million. On the other hand, there was a devaluation of the exchange rate of the shekel against the dollar in the fourth quarter of 2018 compared with the corresponding quarter last year, in the amount of about NIS 4 million.

(2)
In the fourth quarter of 2018, there was an increase of about NIS 66, million in the expenses to IEC in respect of infrastructure services and purchase of electricity, deriving mainly from lower generation mainly as a result of lower availability (mostly due to a higher number of planned maintenance days in the final quarter of 2018 at Rotem Power Plant), in the amount of about NIS 79 million. On the other hand, there was a decrease in the tariffs for infrastructure services in the fourth quarter of 2018 (less an increase in the generation component for the energy purchased), which contributed to a decrease in the amount of about NIS 4 million, expenses in respect of infrastructure services following a settlement relating to prior periods made by the Company with its private customers in 2017, in the amount of about NIS 4 million, and a decrease in the scope of consumption by the customers and a change in the mix of the customers (voltage level) in respect of infrastructure services, in the amount of about NIS 4 million.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the Year Ended
	December 31
Category	2018	2017	Analysis

Cash flows provided by operating activities*	310,739	409,744
Most of the decrease in the cash flows provided by operating activities stems from a decrease in the working capital, in the amount of about NIS 69 million (mainly as a result of a higher number of gas payments during 2018 due to timing differences).

For further information – see the Company’s consolidated statements of cash flows for the year ended December 31, 2018, which are included in the consolidated financial statements.

Cash flows used in investing activities	(368,242)	(569,964)
Most of the decrease in the cash flows used in investing activities derives from a deposit in a trust account as part of the arbitration with Tamar, in the amount of about NIS 79 million, in 2017, higher deposits in 2017 in restricted cash, net, in the amount of about NIS 103 million (mainly due to deposits in debt service funds and assurance of guarantees), higher investments in property, plant and equipment in Rotem, in the amount of about NIS 17 million, and in Hadera, in the amount of about NIS 116 million, in 2017, and payments in respect of derivatives in 2017, in the amount of about NIS 6 million.

This decrease was offset by deposits in short‑term deposits in 2018, in the amount of about NIS 100 million, and higher acquisitions of and investments in property, plant and equipment in Zomet in 2018, in the amount of about NIS 20 million in 2018.

Cash flows provided by (used in) financing activities	(121,491)	588,800
Most of the increase in the cash flows used in financing activities stems from the proceeds from issuance of shares, in the amount of about NIS 362 million, in 2017, the proceeds from issuance of the debentures (Series A), in the amount of about NIS 316 million, in 2017, and lower withdrawals from the financing agreement framework in the Hadera project: about NIS 494 million in 2017 versus about NIS 122 million in 2018.

On the other hand, the above‑mentioned increase in the cash flows used in financing activities was offset by lower debt payments, including, repayment of the interim loans, current debt payments, an early repayment fee and settlement of balances of Asia Development, net, in the amount of about NIS 515 million in 2017, compared with a total of about NIS 214 million in 2018, as well as due to payment of a lower dividend to the Company’s shareholders and to the holders of non‑controlling interests, in the amount of about NIS 67 million, in 2017, compared to about NIS 29 million, in 2018.

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
	December 31
Category	2018	2017	Analysis

Cash flows provided by operating activities	3,480	155,704
Most of the decrease stems from a decrease in the working capital, in the amount of about NIS 126 million mainly as a result of a higher number of gas payments in the fourth quarter of 2018, compared with the corresponding quarter last year, and higher collections from customers in the fourth quarter of 2017, owing to timing differences. In addition, there was a decrease in the current operating activities, in the amount of about NIS 26 million.

Cash flows used in investing activities	(103,438)	(247,756)
Most of the decrease in the cash flows used in investing activities derives from deposits in restricted cash in respect of guarantees and debt service reserves in 2017, in the amount of about NIS 93 million and higher investments in property, plant and equipment in 2017 compared with 2018 in Hadera, in the amount of about NIS 74 million.

This decrease was partly offset by higher investments in property, plant and equipment in 2018 in Rotem and Tzomet, in the amounts of about NIS 10 million and about NIS 8 million, respectively, and by deposits in a debt service reserve in 2018, in the amount of about NIS 4 million.

Cash flows used in financing activities	(38,282)	(29,506)
Most of the increase in the cash flows used in financing activities stems from withdrawals from the financing agreement framework in the Hadera project in 2018, in the amount of about NIS 20 million, compared with withdrawals of about NIS 79 million in 2017. Furthermore, the debt payments including repayment of the interim loans and debentures (Series A) were higher in 2018 by about NIS 21 million.

On the other hand, the above‑mentioned increase was offset due to payment of a dividend to the Company’s shareholders and the holders of the non‑controlling interests, in the amount of about NIS 67 million in the fourth quarter of 2017 and share issuance expenses, in the amount of about NIS 4 million in the fourth quarter of 2017.

*
From September 25, 2018 and up to November 10, 2018, significant planned maintenance of the “major overhaul” (“MI”) type was performed in Rotem, which is executed once every 6 years, and during which the power plant’s activities were suspended. The planned suspension of Rotem’s activities unfavorably impacted the Company’s results in the fourth quarter of 2018.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2018 (in thousands of NIS):

	Rotem	Hadera	Solo	Zomet	Others	Consolidated

Debt (not including accrued
interest	1,259,452	644,253	293,875	–	1,166	2,198,746
Cash and cash equivalents
and short-term deposits	97,077	44,975	286,314	632	1,105	430,103
Restricted cash (including
debt service reserves)	172,546	6,459	89,535	–	–	268,540

Debt service reserves (out
of the restricted cash)	90,499	–	46,488	–	–	136,987

Changes during the period of the report:

–	Rotem repaid about NIS 84 million (relating to principal only) of its loans.

–	The Company paid the amount of about NIS 22 million (relating to principal only) of the debentures (Series A).

–	Hadera withdrew NIS 122 million under its senior frameworks.

–	Zomet paid about NIS 17 million of its liabilities.

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2017 (in thousands of NIS):

	Rotem	Hadera	OPC Energy	Others	Consolidated

Debt (not including accrued interest)	1,327,576	500,177	315,918	1,803	2,145,474
Cash and cash equivalents	130,373	103,111	273,033	1,664	508,181
Restricted deposits and cash
(including debt service reserves)	167,430	5,459	92,427	–	265,316

Debt service reserves (out of the
restricted cash)	91,759	–	17,710	–	109,469

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

9.	Significant Events in the Period of the Report and Thereafter

For details – see Part A (Description of the Company’s Business) and Notes 14, 15, 17, 19, 23, 24 and 25 to the consolidated financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Liability Certificates

On June 21, 2018, the General Meeting of the holders of the Company’s debentures (Series A) approved an amendment to the trust certificate of the debentures (Series A) (hereinafter – “the Amendment”), in connection with the definition of the term “the Company’s cash flows”, such that the reference to the cash flows used in investing activities will be deleted. In addition, pursuant to the Amendment, as stated, the Company provided a debt service fund equal to 18 months’ payments of principal and interest and committed to comply with financial covenants and restrictions on distributions, such that the “historical debt coverage ratio” will not fall below 1.20:1 and for purposes of a distribution, as defined in the trust certificate, the “historical debt coverage ratio” will not be lower than 1.40:1. For additional details – see the Company’s Immediate Reports dated June 14, 2018 and June 25, 2018 (Reference Nos.: 2018‑01‑056182, 2018‑01‑056206, 2018‑01‑058066 and 2018‑01‑060691), which are presented herein by means of reference. As at the date of the report, the Company is in compliance with all the financial covenants in accordance with the trust certificate of the debentures (Series A). For additional details regarding the Company’s liability certificates – see Section 17 below.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance

12.	Directors having Accounting and Financial Expertise

As at the date of this report, three of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Javier Garcia Burgos Benfield, Yosef Tene and Michal Marom, who were recognized as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).

The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

13.	Independent Directors

The General Meeting of the Company’s shareholders appointed Mr. Noam Sharon to serve as an independent director in the Company as from July 17, 2017. For additional information regarding Mr. Sharon – see Regulation 26 of Chapter D (Additional Details regarding the Company).

As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of independent directors.

14.	The Internal Auditor[2]

Summary of Details	The Company

Name of the Internal Auditor	Ms. Shoshi Shidlo (“the Internal Auditor”).

Education and professional experience
Certified Public Accountant and Certified Internal Auditor C.I.A. (U.S.)

Holder of a degree in accounting and economics from Tel‑Aviv University.

Has more than 20 years’ experience in the area of internal auditing.

Commencement date of service	January 17, 2019.

Compliance with legal requirements
To the best of the Company's knowledge, based on the Internal Auditor’s declaration, the Internal Auditor meets the requirements of Section 146(b) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment status
The Internal Auditor provides the Company internal audit services and is not employed by the Company in a full-time time position and, in addition, she does not hold an additional position in the Company other than her position as Internal Auditor.

[2]	On December 31, 2018, Mr. Ofer Berkovitch concluded his position as the Company’s Internal Auditor, and commencing from January 17, 2019, Ms. Shoshi Shidlo serves as the Company’s Internal Auditor.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

14.	The Internal Auditor (Cont.)

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on January 17, 2019, following the recommendation of the Audit Committee. The Audit Committee and the Company’s Board of Directors examined Internal Auditor’s qualifications, education and experience in internal auditing.

The part to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.

The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company, nor is he a relative of the external auditor or a party acting on its behalf.

Work plan
The work plan in 2018 was based on a three‑year plan and was determined based on a risk survey of risks performed by the prior internal auditor.

The work plan for 2019 prepared by the Internal Auditor is for one year and is based on a multi‑year work plan. The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations. The audit work plan also includes the companies in which the Company has significant holdings.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary. The Audit Committee will discuss and decide on approval of the variation from the work plan.

Audit plan executed in 2018 – during the period of the report, as part of the internal audit work plan that was executed by the prior internal auditor, the following matters were examined: a survey of risks, procurement procedures, monitoring implementation of recommendations  – efficiency survey, environmental protection, health and safety (EHS) and physical security (PS), information systems – general controls in Rotem.

Audit reports were submitted to the Audit Committee and the Board of Directors.

OPC Energy Ltd.
Report of the Board of Directors

14.	The Internal Auditor (Cont.)

Scope of the work hours
Set forth below is an analysis of the scope of the annual audit performed by the prior Internal Auditor during 2018*:
   In the Company – 681 hours.
   In the Company’s investee companies – 270 hours.
The scope of the internal audit work is derived from the Company’s audit plan. In the estimation of the Company’s Board of Directors, the scope, nature and continuity of the internal audit activities and the work plan are reasonable under the circumstances of the matter and they are sufficient to achieve the Company’s internal audit goals, since matters chosen are significant to the Company and are examined from different aspects.

* Up to March 2018, the prior internal auditor was employed by the Company in a full‑time position, while thereafter he continued performing the internal audits as an outside service provider. The work hours of the internal auditor up to the end of March 2018 were allocated to the Company.

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the standards published by the Association of Internal Auditors in Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the prior and present Internal Auditors regarding their compliance with the requirements of the said customary professional standards. In addition, the audit reports are submitted in writing and are discussed at the meeting of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of performance, the policies and procedures applied and the findings. The Board of Directors is satisfied that the Internal Auditor is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the prior internal auditor in respect of his services provided in 2018 amounted to NIS 174 thousand (not including VAT), this being based on a work scope of 951 audit hours. In the opinion of the Board of Directors, the remuneration of the prior internal auditor is reasonable and does not impact or adversely affect use of his professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

15.	Contributions Policy

15.1	The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of excellence.

OPC Energy Ltd.
Report of the Board of Directors

15.	Contributions Policy (Cont.)

15.2	Set forth below is detail of the contributions in excess of NIS 50,000 in the period of the report:

	Amount of the	Relationship to the
Recipient of the	Contribution in 2018	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” receives contributions from parties related to indirect interested parties in the Company[3]. The Company’s CFO is a representative of the project’s Steering Committee without compensation.

“Nirim” Society	250	–
Society for Advancement of the Dimona Sport Club	250	–
“Running to Give” Society	50	–

16.	Details regarding the Auditing CPAs

16.1	The Company’s auditing CPAs is KPMG Somekh Chaikin, Certified Public Accountants (the “Auditor”).

16.2
The fee is determined in negotiations between the Company’s management and the Auditor, according to the scope of the work, the nature of the work, past experience and market conditions. The entity approving the fee of the Auditor for the years 2017–2018 is the Company’s Board of Directors. The fee is a global fee for provision of auditing services and review of three quarterly reviewed reports and one audited annual report. Also included in the fee are tax services in connection with preparation of the Company’s annual tax report.

16.3	Set forth below is detail of the audit fee and work hours of the Auditor for 2017 and 2018:

	2018		2017
	Work	Fee	Work	Fee
	Hours	(NIS thousands)	Hours	(NIS thousands)

Audit services, tax and accompanying services (including SOX and in 2017 a prospectus)	6,100	1,384	10,785	2,961

Accompanying services	517	233	1,331	599

*	In 2017, the Company published an Initial Public Offering prospectus and registered its shares for trading on the Tel‑Aviv Stock Exchange.

16.4	No additional services were received beyond those enumerated above.

17.	Internal Enforcement Plan

On November 13, 2018, the Company Board of Directors approved an internal enforcement plan with respect to the Company’s securities.

3         For details – see Sections 2.3.1 and 7.3 to the Description of the Company’s Business.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report

18.	Debentures (Series A)

18.1	Set forth below is detail with respect to the Company’s debentures (Series A):

Name of the series	Series A
Issuance date	May 18, 2017
Total nominal value on the date of issuance	NIS 320,000,000 par value
Nominal value on the date of the report	NIS 297,600,000 par value
Nominal value after revaluation based on the linkage terms	The debentures are not linked
Amount of the interest accrued as included in the financial statements as at December 31, 2018	–
The fair value as included in the financial statements as at December 31, 2018	NIS 303,582 thousand
Stock market value as at December 31, 2018	NIS 303,582 thousand
Type of interest and interest rate	Fixed annual interest at the rate of 4.95%, which was reduced to 4.45% when the debentures were listed for trading on August 20, 2017.
Principal payment dates	26 unequal payments. Each payment to be paid on June 30 and December 30 of each calendar year from 2018 to 2030 (inclusive).
Interest payment dates
The interest on the debentures (Series A) is payable semi‑annually in 26 installments on June 30 and December 30 of each of the years 2018‑2030 (inclusive), in respect of the period starting on the previous interest payment date and ending on the last date before the current interest payment date, and will be computed as the annual interest rate divided by 2, except for the first interest payment.
The first interest payment for the debentures will be made on June 30, 2018 (“the date of the first interest payment”) and will be calculated on the basis of 365 days in the year for the period starting on the issuance date of the debentures (Series A) and ending on the last day based on the date of the first interest payment.

Linkage basis and terms	The debentures are not linked to the CPI or any currency.
Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

18.	Debentures (Series A) (Cont.)

18.1	Set forth below is detail with respect to the Company’s debentures (Series A): (Cont.)

Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Hermetic Trust (1975) Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Merav Ofer Oren
Contact information	Address: 113 Hayarkon St., Tel‑Aviv–Jaffa
Telephone: 03–5274867 Fax: 03–5271736 E–mail: Avnon@hermetic.co.il
Rating of the debentures since the issuance date
Rating of A3.il with a stable rating outlook by Midroog Ltd. (“Midroog”), dated August 13, 2018 (further to the rating of A3.il with a stable rating outlook of August 2017) and a rating of ilA– with a stable rating outlook by S&P Maalot Global Rating Ltd. (“Maalot”), dated April 24, 2018 (further to the rating of ilA with a stable rating outlook on July 23, 2017).

On August 8, 2017, Midroog issued an update to the initial rating in which it announced that it had removed the conditionality that was marked with the letter P after it was satisfied that the conditions for which the rating was set were satisfied in the conditional rating reports of February 16, 2017 and May 18, 2017.

Is the series material	Yes.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

18.	Debentures (Series A) (Cont.)

18.2	Set forth below is a description of the collaterals provided to the holders of the debentures (Series A):

It is clarified that the above is a brief description only and the collateral formula is as specified in the trust certificate and in the debentures:

Type of collateral	Lien on the Company’s assets	Liens on the trust account in favor of the holders of the Company’s debentures

A floating charge, unlimited in amount, on the all assets, monies, property and rights of any kind whatsoever without exception, which the Company now has and will have in the future at any time, in any manner and way, including the profits in respect thereof or arising out of any of them, of any kind whatsoever, as well as any right to compensation or indemnification in respect thereof, which the party making the pledge now has including the profits that the Company now has and which it will have in the future at any time, in any manner and way, in accordance with the trust deed (“the Pledged Assets”)[4].

A fixed charge, unlimited in amount, on all the Company’s rights in the Hermetic Trust (1975) Ltd. Account in trust for the holders of the Company’s debentures, No. 235378/52, held at the Gordon branch (Branch No. 804), Bank Leumi (“the Pledged Account” and “the Deposited Assets”, respectively).
A floating charge, senior lien, unlimited in amount, on all monies, deposits and securities deposited from time to time in the Pledged Account, and any consideration and profits received in respect thereof. The lien in respect of the Pledged Account and the Deposited Assets will also apply to all the interest, profits, receipts, revenues, proceeds and all existing assets deposited from time to time in the Pledged Account from the Debenture Date up to full redemption of the secured amounts (together – “the Pledged Assets”).

Priority	First priority	First priority

Changes in the Pledged Assets since the debentures were issued	For details regarding the Company’s operations – see the Part A (Description of the Company’s Business) in the Periodic Report for 2018, which is part of this report.	For details regarding the Company’s operations – see the Chapter One (Description of the Company’s Business) in the Periodic Report for 2018, which is part of this report.

4 The floating charge does not apply to means of control held by the Company in Rotem and Rotem Operation Company (as well as assets and rights relating to them and that are pledged or encumbered, or will be covered by a negative pledge, in favor of Rotem’s lenders), and it will also not apply means of control held by the Company in Hadera and Hadera Operation Company (as well as assets and rights relating to them and that are pledged or encumbered, or will be covered by a negative pledge, in favor of Hadera’s lenders).

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

18.	Debentures (Series A) (Cont.)

18.2	Set forth below is a description of the collaterals provided to the holders of the debentures (Series A): (Cont.)

Type of collateral	Lien on the Company’s assets	Liens on the trust account in favor of the holders of the Company’s debentures

Restrictions on the Company with respect to creation of additional liens (charges)
The Company has undertaken not to pledge or mortgage the Pledged Assets, nor to assign by way of encumbrance the right of the Company to the Pledged Assets, without the prior written consent of the Trustee.
The Company has also undertaken not to sell, assign or transfer its rights in any of the Pledged Assets, not to remove from its possession the Pledged Assets (or its rights in connection therewith); and all, unless it has received the prior written approval of the Trustee for the execution of any of those actions.
Notwithstanding the that stated above, the Floating Charge will not restrict the Company from creating liens on specific assets from its assets (or on a limited number of such assets, including rights) and in the execution of other dispositions in its assets, without limitation and without the need to obtain consent from the Trustee or from the debenture holders. In addition, the Company will be entitled to create additional floating liens at any time, even on all of its assets and rights (“a general floating lien”), provided that they are of an equal degree (pari passu) to the floating lien created in accordance with the Trust Certificate and that the Company created to secure additional financing that is not prohibited under the trust deed.

The Company has undertaken not to pledge or mortgage the Pledged Assets, nor to assign by way of encumbrance the right of the Company to the Pledged Assets, without the prior written consent of the Trustee.
The Company has also undertaken not to sell, assign or transfer its rights in any of the Pledged Assets.
It is clarified that the charge does not prevent the management of a securities portfolio within the framework of the Pledged Account (including the purchase and sale of assets in the account), and the securities included from time to time in the portfolio (including all rights deriving from them) will be subject to this charge.
Notwithstanding the aforesaid, the Company shall be entitled to perform all that is permitted under the Trust Certificate.

Restrictions regarding the authority to issue additional debentures	The Trust Certificate proves restrictions regarding expansion of the debentures (Series A).	The Trust Certificate proves restrictions regarding expansion of the debentures (Series A).

Are they valid in accordance with all law and the Company’s incorporation documents.	Yes.	Yes.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

18.	Debentures (Series A) (Cont.)

18.2	Set forth below is a description of the collaterals provided to the holders of the debentures (Series A): (Cont.)

Type of collateral	Lien on the Company’s assets	Liens on the trust account in favor of the holders of the Company’s debentures

Conditions for change, release, exchange or cancellation of the lien (charge), guarantee or other liability provided in order to secure the Company’s liability pursuant to the debentures	The Company will be permitted to sell means of control in the base projects (as defined in the Trust Certificate), in accordance with that stated in the Trust Certificate.	The Company will be permitted to sell means of control in the base projects (as defined in the Trust Certificate), in accordance with that stated in the Trust Certificate.

A change, release or exchange as stated that occurred during the period of the prospectus (since the creation date of the liens (charges))	There were not any.	There were not any.

18.3
At the end of and during 2018, the Company was in compliance with all the conditions and liabilities pursuant to the Trust Certificate and no events occurred that give rise to grounds for calling the Company’s debentures (Series A) for immediate repayment or for realization of the collaterals.

Yoav Doppelt	Giora Almogy
Chairman of the Board of Directors	CEO

Date: March 27, 2019